Exhibit 12(b)

General Electric Company
Pro Forma Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Years ended December 31
(Dollars in millions)	2014	2013	2012	2011	2010

General Electric Company and
consolidated affiliates
Earnings(a)	$9,769	$9,040	$8,529	$12,847	$15,913
Plus:
Interest and other financial charges
included in expense(b)	9,482	10,116	12,407	14,422	15,431
One-third of rental expense(c)	473	504	510	462	563

Adjusted "earnings"	$19,724	$19,660	$21,446	$27,731	$31,907

Fixed charges:
Interest and other financial charges
included in expense(b)	$9,482	$10,116	$12,407	$14,422	$15,431
Interest capitalized	25	29	28	25	39
One-third of rental expense(c)	473	504	510	462	563

Total fixed charges	$9,980	$10,649	$12,945	$14,909	$16,033

Pro forma ratio of earnings to fixed charges	1.98	1.85	1.66	1.86	1.99

Preferred stock dividend requirements	$-	$-	$-	$1,031	$300

Pro forma ratio of earnings before provision for
income taxes to earnings from
continuing operations	1.08	1.15	1.16	1.49	1.18

Preferred stock dividend factor on pre-tax basis	$-	$-	$-	$1,536	$354
Fixed charges	9,980	10,649	12,945	14,909	16,033

Total fixed charges and preferred stock
dividend requirements	$9,980	$10,649	$12,945	$16,445	$16,387

Pro forma ratio of earnings to combined fixed
charges and preferred stock dividends	1.98	1.85	1.66	1.69	1.95

(a)	Pro forma earnings before income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.
(b)	Included interest on tax deficiencies and interest on discontinued operations.

(c)	Considered to be representative of interest factor in rental expense.